

January 28, 2011

Via Fax & U.S. Mail

Mr. Frank Drechsler
Chief Executive Officer
San West, Inc.
10350 Mission Gorge Road
Santee, California 92071

      Re: San West, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed April 15, 2010
              File No. 0-28413

Dear Mr. Drechsler:

      We have reviewed your letter dated January 7, 2011, in response to our letter dated November 30, 2010 and have the following additional comments. Unless otherwise indicated, please amend your Form 10-K for the year ended December 31, 2009 in response to these comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Statements of Operations, page F-3

Note D-Goodwill

1. We note your response to our prior comment number 2 but do not believe you addressed the comment fully. Please tell us and revise the notes to your financial statements to disclose:

   a. when you performed your most recent goodwill impairment test and the method and significant assumptions used to determine the fair values of your reporting units,
   b. whether your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not <u>substantially</u> in excess of carrying value) and if so, please revise your disclosures in future filing to include the following disclosures:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test. Even though you indicate that there active markets for your reporting units, you need to indicate how fair value was determined.
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We may have further comment upon review of your response.

Note H – Notes Payable

2. We note your responses to our prior comment numbers 4 and 5. Please revise future filings to provide disclosure regarding the notes payable to Dutchess and the related conversion features and terms. Your revised disclosures should be provided in a level of detail consistent with that provided in your response to our prior comment numbers 4 and 5.

Note L - Merger

3. We note your response to previous comment number 6, and continue to believe that at the time of the merger, HBS was a shell company and that the Company should have accounted for the acquisition of HBS in San West's financial statements as a recapitalization transaction at the historical cost basis of the net assets acquired rather than by valuing the shares issued in the transaction at $.04 per share as indicated in your statement of shareholders equity. Under recapitalization accounting, the equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the business combination. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer (accounting acquiree, HBS) would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity which appears to be approximately $80,000 based on HBS's March 31, 2009 financial statements and the disclosures provided in Note L. The net assets acquired would not be adjusted to fair value since no "business" is actually being acquired and no goodwill would be recognized in the transaction. In this regard, we believe you should revise your presentation in the Company's financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above. Alternatively, if you continue to believe that the operations of HBS prior the acquisition represented a "business" please explain in detail the basis for your conclusions and explain why you believe HBS's operations prior to the merger represent a business as outlined in ASC 805-10-55-4 through 9. We may have further comment upon review of your response.

Form10-Q for the period ended September 30, 2010

Consolidated Statement of Stockholder's Deficit, page 3

4. We note your response to our prior comment number 9 in which you indicate that other income of $122,618 should not have been recognized when the 4,087,270 shares held by Dutchess were cancelled during 2010. Please revise your financial statements for 2010 to eliminate the recognition of this $122,618 of other income that was inappropriately recognized during 2010. See also our related comment below with respect to your proposal to reflect this correction in the fourth quarter of 2010.

5. We note your response to our prior comment number 10 but are unclear as to why Dutchess does not intend to seek the 9,017,966 shares that would need to be issued to reach the commitment amount of $400,000 as it was contractually agreed upon in the Investment Agreement. Supplementally advise us of the specific reasons, including whether a modification to the agreement has occurred, and whether such modification is legally binding contractually or by other means. In the absence of a modification, it would appear that the company continues to have a liability for the remaining $324,647, originally agreed upon in the contract, and the original expense of $400,000 remains appropriate. Please advise or revise as appropriate. Alternatively, if Dutchess has agreed to the receipt of a lower level of shares, it appears that the Company has misstated its stock compensation expense in its financial statements by $324,647 as noted in your response. If so, please revise the Company's financial statements for 2010 to correct this error in recognition of compensation expense. See also our related comment below with respect to the Company's proposal to correct these errors in the fourth quarter of 2010.

6. We note your response to our prior comment number 11 in which you indicate that you discovered an error with respect to a beneficial conversion feature related to the Seacoast debt during the third quarter of 2010. As previously requested, please explain how the original conversion terms of the debt obligations were determined and explain how the beneficial conversion feature with respect to these obligations was calculated or determined. Also, please revise your financial statements for 2010 to reflect correction of the error in recognizing the beneficial conversion feature.

Note M – Subsequent Events

7. We note your response to our prior comment number 13. Please revise the notes to your audited financial statements to explain the rationale for reflecting the 4,500,000 shares of common stock issued on October 22, 2010 as an expense during 2009 as well as in the calculation of earnings per share for 2009. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 13.

Other

8. We note from the "Adjustment Reconciliation" included in the Company's response to our prior comments that during the course of responding to our comments, the Company identified certain errors in its financial statements for the second and third quarters of

2010. We also note that the Company is proposing to leave the 2nd and 3rd quarter Form 10-Q filings as is and make the related adjustments to correct the errors in its financial statements in the fourth quarter and in the Company's year-end financial statements for 2010. Please note that we will not object to the Company's proposal to make the appropriate corrections in its financial statements for the year ended December 31, 2010 to be included in the Company's upcoming Annual Report on Form 10-K as long as the Company provides the following disclosures in the notes to its financial statements with respect to these error corrections:

- An explanation regarding the nature and amounts of the various errors identified in the Company's financial statements and the quarterly period to which the errors relate.
- A discussion regarding the impact of the errors on the Company's previously filed financial statements for the second and third quarters of 2010.
- A discussion of why management does not believe the errors are material and warrant the restatement of the Company's previously issued financial statements for the 2nd and 3rd quarters of 2010.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Frank Drechsler
(714) 968-6840